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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

Rimfire Purchases Cangold’s 51% Thorn Interest

PR08-07

Vancouver, BC – April 14, 2008:  Jason Weber, President and CEO of Rimfire Minerals Corporation is pleased to report that Rimfire has purchased Cangold Limited’s 51% interest in the Thorn gold-silver-copper property. Rimfire now has sole ownership of the 170 square kilometre property, subject to 3.5% underlying net smelter royalties.

“Cangold has been a great partner at Thorn, however, their management’s geographic focus has shifted to take advantage of their strengths in Mexico,” stated Jason Weber, President and CEO.  “Our team feels that the geologic setting, intensity and breadth of alteration and mineralization identified to date indicate a district-scale high sulphidation gold-silver-copper system.   We have regained full control of the Thorn so we can bring in a new partner to aggressively explore the project.”

The Thorn property covers a large mineralizing system centred on a 60 square kilometre Late Cretaceous volcanic centre, 130 km south of Atlin, British Columbia and 50 km north of the past-producing Golden Bear gold mine. To date, 20 precious metal occurrences have been identified on the property, including quartz-sulphide copper-gold-silver bearing veins, breccia-hosted silver-lead-zinc-gold mineralization, copper-molybdenum porphyry mineralization and sedimentary replacement gold-silver-zinc mineralization. Together with the wholly-owned Kizmet property, Rimfire now controls the key targets in an underexplored epithermal district with excellent potential for precious metal discoveries.

Cangold and Rimfire explored the Thorn from 2002 to 2005. Highlights of these exploration programs include:

•

Discovery of high grade gold-silver-copper bearing quartz-pyrite-enargite-tetrahedrite veins. This style of mineralization is similar to that mined at Barrick Gold’s 6.3 million ounce El Indio gold deposit, Chile.

•

Precious metal-bearing alteration associated with high-sulphidation veins cover an approximate area of 6000 by 6000 metres as indicated by outcrop exposure, airborne resistivity data and induced polarization surveys.

•

Demonstrated 3700 metres of aggregate strike length in 6 vein corridors, with high grade mineralization intersected in drilling.

•

Just three holes in the Talisker vein corridor, with 500 metres strike length indicated by geophysical data, yielding intersections of 4.44 g/t gold, 407.9 g/t silver, and 2.95% copper over 4.2 metres (THN05-37) and 4.48 g/t gold, 65.3 g/t silver, and 0.65% copper over 3.6 metres (THN04-29).

•

Oban Breccia (breccia-hosted silver-lead-zinc-gold mineralization) averaged 173.0 g/t silver, 1.2 g/t gold, 1.5% lead and 1.5% zinc over 25.2 metres in drilling. High grade mineralization on surface returned 6149 g/t silver, 3.48 g/t gold, 42.97% lead and 3.45% zinc from massive sulphide boulders.

•

Bonanza grade gold (265 g/t gold, 631 g/t silver) from a barite float sample has not yet been traced to a bedrock source.  Highly anomalous stream sediment samples have yet to be followed up.

•

2000 by 500 metre multi-element soil (talus fines, defined by > 50 ppb gold) anomaly remains largely unexplained at the Outlaw zone, a gold-silver-zinc target.

Management will be seeking a partner to advance the Thorn through further drilling of drill-ready vein targets and further ground work to prepare early stage prospects for drilling.

The terms of the purchase of Cangold’s interest in the Thorn are $100,000 cash upon signing of the agreement, and 100,000 shares of Rimfire upon exchange approval of the sale of the Thorn interest. Should Rimfire subsequently find a partner to explore the project, Rimfire will pay 25% of any third party cash or share payments to Cangold. Upon commercial production, Rimfire, at its election, would issue a further 250,000 shares or pay $1,000,000 cash to Cangold provided that Rimfire still holds at least a 10% interest in the project.

This news release has been reviewed by Mark Baknes, M.Sc., P.Geo., a Qualified Person for the purpose of National Instrument 43-101.

About Rimfire

Rimfire Minerals Corporation is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and copper properties in western North America and Australia. Current and former partners include AngloGold Ashanti Limited, Barrick Gold Corporation, Newmont Mining Company, Inmet Mining Corporation, Northgate Minerals Corporation, Fronteer Development Group Inc., Rubicon Minerals Corporation, American Creek Resources Ltd., Island Arc Exploration Corporation and BWG.

On behalf of Rimfire Minerals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

April 11, 2008

Item 3

Press Release:

Date

Place of Issue

April 14, 2008

Vancouver BC

Item 4

Summary of Material Change:

Jason Weber, President and CEO of Rimfire Minerals Corporation is pleased to report that Rimfire has purchased Cangold Limited’s 51% interest in the Thorn gold-silver-copper property. Rimfire now has sole ownership of the 170 square kilometre property, subject to 3.5% underlying net smelter royalties.

Item 5

Full Description of Material Changes:

Jason Weber, President and CEO of Rimfire Minerals Corporation is pleased to report that Rimfire has purchased Cangold Limited’s 51% interest in the Thorn gold-silver-copper property. Rimfire now has sole ownership of the 170 square kilometre property, subject to 3.5% underlying net smelter royalties. Management will be seeking a partner to advance the Thorn through further drilling of drill-ready vein targets and further ground work to prepare early stage prospects for drilling.

The terms of the purchase of Cangold’s interest in the Thorn are $100,000 cash upon signing of the agreement, and 100,000 shares of Rimfire upon exchange approval of the sale of the Thorn interest. Should Rimfire subsequently find a partner to explore the project, Rimfire will pay 25% of any third party cash or share payments to Cangold. Upon commercial production, Rimfire, at its election, would issue a further 250,000 shares or pay $1,000,000 cash to Cangold provided that Rimfire still holds at least a 10% interest in the project.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officers:

Jason S. Weber, President & CEO

700-700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Telephone: (604) 669-6660

Email: jasonw@rimfire.bc.ca

Dorothy Miller, Chief Financial Officer

700-700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Telephone: (604) 669-6660

Item 9

Date:

DATED at the City of Vancouver, in the Province of British Columbia this 14th day of April 2008

RIMFIRE MINERALS CORPORATION

“Dorothy G. Miller”

Dorothy G. Miller, C.G.A.

 Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: April 14, 2008	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer